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                                                                   EXHIBIT 99.2

               [NETHERLAND, SEWELL & ASSOCIATES, INC. LETTERHEAD]

                                February 9, 2004



Energy Partners, Ltd.
Suite 3400
201 St. Charles Avenue
New Orleans, Louisiana 70170

Ladies and Gentlemen:

In accordance with your request, we have estimated the proved reserves and future revenue, as of January 1, 2004 to the Energy Partners, Ltd. (EPL) interest in certain oil and gas properties located in Bay Marchand, Brazos 495-S, East Cameron 9, East Cameron 263, Eugene Island 142, High Island 55-L, Main Pass 122/133, Ship Shoal 133, South Marsh Island 24, South Marsh Island 109, South Pass 24/27/37/39/42, South Timbalier 26, South Timbalier 27, and South Timbalier 41 Fields, offshore Louisiana and Texas and in the Gulf of Mexico as listed in the accompanying tabulations. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the EPL interest, as of January 1, 2004, to be:

                                             Net Reserves              Future Net Revenue ($)
                        Net Gas       --------------------------   -----------------------------
                        Produced          Oil       Gas Sales(1)                   Present Worth
    Category             (MCF)         (Barrels)       (MCF)          Total            at 10%
------------------    -----------     -----------   -----------    -----------     -------------
Proved Developed
 Producing             34,834,841     12,596,844     11,827,732    121,037,000      131,446,400
 Non-Producing         31,802,228      9,262,605     21,857,825    260,998,500      152,693,300
Proved Undeveloped     43,151,434      5,027,080     41,919,792    283,683,400      158,867,000
                      -----------     ----------     ----------    -----------      -----------
    Total Proved      109,788,503     26,886,529     75,605,349    665,718,900      443,006,700


(1) Net gas sales reserves include the effect of gas consumed in operations.

The oil reserves shown include crude oil, condensate, and natural gas liquids
(NGL). Oil and NGL volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases. The gas prices for Bay Marchand and East Cameron 9 properties are adjusted to include the effect of NGL revenue. Gas sales volumes at Main Pass 122/133, South Pass 24/27/37/39/42, and South Timbalier 26 Fields are adjusted for our estimates of shrinkage to account for fuel and flare losses.

The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

As shown in the Table of Contents, this report includes a summary projection of reserves and revenue by reserve category for each field along with one-line summaries of reserves, economics, and basic data by lease and supplemental data summaries. For the purposes of this report, the term "lease" refers to a single economic projection.
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[NETHERLAND, SEWELL
& ASSOCIATES, INC. LOGO]


Future gross revenue to the EPL interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses but before consideration of federal income taxes; future net revenue for all fields except Main Pass 122/133 is also after deducting abandonment costs. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. In accordance with EPL's farmout agreement, our estimates of future revenue do not include any salvage value for the lease and well equipment or the costs to abandon the Main Pass 122/133 properties. Future revenue estimates for all other properties excluding Main Pass 122/133 also do not include any salvage value for the lease and well equipment but do include EPL's estimates of the costs to abandon the wells, platforms, and production facilities. Abandonment costs are included with other capital expenditures.

Oil and NGL prices used in this report are based on a December 31, 2003 West Texas Intermediate posted price of $29.25 per barrel, adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used in this report are based on a December 31, 2003 Gulf Coast spot market price of $5.97 per MMBTU, adjusted by lease for energy content, transportation fees, and regional price differentials. Oil, NGL, and gas prices are held constant in accordance with SEC guidelines.

Lease and well operating costs are based on operating expense records of EPL. These costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the field levels. Headquarters general and administrative overhead expenses of EPL are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the EPL interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on EPL receiving its net revenue interest share of estimated future gross gas production.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind pipe zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. As such reserve estimates are usually subject to greater revision than those based on substantial production and pressure data, it may be necessary to revise these estimates in the future as additional performance data become available. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained

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(NETHERLAND, SEWELL &
ASSOCIATES, INC. LOGO)

from Energy Partners, Ltd., other interest owners, various operators of the properties, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

                               Very truly yours,


                               /s/ Frederic D. Sewell


JJS:CLM



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